April 19, 2017

Mail Stop 4628

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	AAR CORP.
Form 10-K for Fiscal Year Ended May 31, 2016
Filed July 13, 2016
File No. 1-06263

Dear Ms. Blye:

On behalf of AAR CORP. (the “Company”), I am writing to respond to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated April 7, 2017 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended May 31, 2016.

For the convenience of the Staff’s review, we have set forth each comment in the Comment Letter in bold, italicized type below, followed immediately by our response to the comment.

General

Comment:

1.              A press release on your website states that you have entered into a long-term contract with flydubai to provide “nose-to-tail management of components and repairs” for flydubai’s fleet of Boeing 737-800s.  The flydubai website offers flights serving Sudan.

Sudan is designated by the Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan, whether through subsidiaries, partners, customers, joint venture partners or other direct or indirect arrangements.  You should describe any services, products, information or technology you have provided to Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of Sudan or entities it controls.

Response:

The Company does not have any past contacts (except as noted below)* or current contacts with Sudan, directly or indirectly through subsidiaries, partners, customers, joint venture partners or other arrangements, and does not anticipate any direct or indirect contacts with Sudan in the future.   Further, the Company does not provide any services, products, information or technology to Sudan, directly or indirectly, nor does it have any agreements, commercial arrangements or other contacts with the government of Sudan or entities it controls.

As noted in the Staff’s comment, the Company does have a relationship with flydubai (officially known as Dubai Aviation Corporation).  Specifically, the Company’s wholly-owned subsidiary, AAR International, Inc. (“AAR International”) entered into a Component Support Agreement dated as of August 4, 2016 (the “Agreement”) with flydubai.  Under the Agreement, AAR International provides aircraft component repair, supply and inventory management services for flydubai’s fleet of Boeing 737-800 aircraft.  AAR International provides these services principally at flydubai’s headquarters in Dubai. The Agreement is the only currently effective agreement between the Company and flydubai.

The Company is aware that flydubai offers flights serving two destinations in Sudan (Khartoum and Port Sudan) and may operate the aircraft subject to the Agreement for these flights. The Agreement contains contractual provisions obligating the parties to comply with applicable U.S. export control and trade sanctions laws (as well as export control and trade sanctions laws of the Member States of the European Union).  The Agreement further provides that AAR International has the right to not supply any component or service or engage in any activity if it believes in good faith that such supply or activity would be impermissible under the U.S. export control and trade sanctions laws.

The Company is not aware of any violation of U.S. export control and trade sanctions laws by flydubai under the Agreement.  AAR International has not exercised its right under the Agreement to not supply any component or service or engage in any activity as it has no reason to believe that flydubai is violating any U.S. export control or trade sanctions law.

Comment:

2.              Please discuss the materiality of any contacts with Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives

*  To our knowledge, the only exceptions to this statement are: (i) in our fiscal year ended May 31, 2007, our Amsterdam subsidiary performed approximately $37,000 of routine overhaul services on commercial aircraft components for Mid Airlines, a Sudanese airline; and (ii) on April 15, 2008, our Mobility Systems division in Cadillac, Michigan shipped 20 transport cargo pallets, valued at $31,779, to the United Nations at its air operations compound in Khartoum, Sudan. These transactions were the subject of Staff comment letters with respect to the Company’s annual report on Form 10-K for fiscal year ended May 31, 2008.

regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

Response:

As stated in the response to comment no. 1, the Company has not had any past contacts with Sudan (other than the two noted exceptions), does not have any current contacts with Sudan, and does not anticipate any future contacts with Sudan.

The Company does not believe that its relationship with its customer flydubai — consisting solely of activities under the Agreement — constitutes a contact with Sudan as explained in the response to comment no. 1.  If, however, the Company’s relationship with flydubai is viewed as a contact with Sudan, it is an indirect and minimal contact that does not constitute a material investment risk for the Company’s security holders for the following reasons:

•                  The Company’s revenues for the nine months ended February 28, 2017 under the Agreement with flydubai account for approximately 0.4% of the Company’s total revenues;

•                  The Company has not derived any other revenue from flydubai during fiscal 2017 and did not derive any revenue from flydubai in fiscal 2016 or fiscal 2015;

•                  The Company does not know the amount or percentage of revenues that flydubai derives from its flights to Sudan.  However, the Company is aware that flydubai maintains flights to approximately 117 destinations across 47 countries, with only two of those destinations located in Sudan;

•                  The Company has contractual protections under the Agreement designed to ensure that flydubai complies with the U.S. export control and trade sanctions laws; and

•                  The Company has no reason to believe that flydubai is violating the Agreement or any U.S. export control and trade sanctions laws.

In short, the Company has a strong culture of compliance and is committed to strict adherence to U.S. export control and trade sanctions laws.  Its relationship with flydubai — and indirectly with Sudan through flydubai — does not constitute a material investment risk for the Company’s security holders and is not quantitatively or qualitatively material to a reasonable investor in making an investment decision with respect to the Company’s securities.

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The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosures in this filing, notwithstanding any review, comments, action or absence of action by the Staff.

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Please contact me at (630) 227-2075 if you have any questions regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ Timothy J. Romenesko

Timothy J. Romenesko
Vice Chairman and Chief Financial Officer